

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2019

Christopher J. Baldwin
Chairman and Chief Executive Officer
BJ's Wholesale Club Holdings, Inc.
25 Research Drive
Westborough, MA 01581

>   **Re: BJ's Wholesale Club Holdings, Inc.**
>   **Form 10-K for the Year Ended February 2, 2019**
>   **Filed March 25, 2019**
>   **File No. 001-38559**

Dear Mr. Baldwin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services